News Release 18-14

October 11, 2018

SSR MINING REPORTS THIRD QUARTER 2018 PRODUCTION RESULTS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) reports third quarter 2018 operating results at our three mines.

Third Quarter 2018 Operating Highlights

▪	Record material movement at Marigold: Moved a record 21.3 million tonnes of material, a 33% increase compared to the second quarter.

▪	Strong production at Marigold: Produced 58,459 ounces of gold, an 18% increase compared to the second quarter.

▪	Record production at Seabee: Produced 27,831 ounces of gold from a higher ore feed grade of 9.52 g/t gold, representing quarterly increases of 18% and 20%, respectively.

▪	Continued positive performance at Puna Operations: Produced 0.7 million ounces of silver, more than doubled zinc production to 3.2 million pounds, and successfully test processed Chinchillas ore.
Paul Benson, President and CEO said, “We delivered our strongest quarter of the year with consolidated gold equivalent production of nearly 95,000 ounces, breaking records at Marigold and Seabee while continuing to optimize production and advancing the Chinchillas project at Puna Operations. With all three operations performing well, we look forward to meeting or exceeding annual guidance for the seventh consecutive year.”

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

Marigold Mine, U.S.

		Q3 2018	Q2 2018	% Change (1)
Total material mined	kt	21,284	15,958	33.4%
Waste removed	kt	14,411	8,083	78.3%
Ore to leach pad	kt	6,873	7,875	(12.7)%
Strip ratio	w/o	2.1	1.0	110.0%
Gold grade to leach pad	g/t	0.32	0.42	(23.8)%
Gold recovery	%	72.3%	74.4%	(2.8)%
Gold produced	oz	58,459	49,436	18.3%
Gold sold	oz	59,612	46,644	27.8%
Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

In the third quarter of 2018, the Marigold mine produced 58,459 ounces of gold, an 18% quarterly increase, benefitting from the record ore tonnes stacked in the second quarter. Gold sales totaled 59,612 ounces for the quarter due to strong production and a decrease in bullion inventory.

During the quarter, a record 21.3 million tonnes of material were mined, a 33% increase compared to the second quarter, due to four additional haul trucks entering service during the quarter, shorter haul distances and improved equipment availabilities.

Approximately 6.9 million tonnes of ore were delivered to the heap leach pads, at a gold grade of 0.32 g/t. This compares to 7.9 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the second quarter of 2018. The strip ratio was 2.1:1 for the quarter.

SSR Mining Inc.	PAGE 2

Seabee Gold Operation, Canada

		Q3 2018	Q2 2018	% Change (1)
Total ore milled	t	88,273	84,010	5.1%
Ore milled per day	t/day	959	923	3.9%
Gold mill feed grade	g/t	9.52	7.95	19.7%
Gold recovery	%	97.1%	97.3%	(0.2)%
Gold produced	oz	27,831	23,582	18.0%
Gold sold (2)	oz	29,175	20,512	42.2%
Notes:

(1)	Percent changes are calculated using rounded numbers presented in the table.

(2)	Beginning with the first quarter of 2018, the holder of a 3% net smelter returns royalty elected to receive its royalty in-kind and we will no longer report these ounces within gold sold.

Seabee Gold Operation produced a record 27,831 ounces of gold in the third quarter, a quarterly increase of 18%, driven by higher average mill feed grade and increased mill throughput. Gold sales in the quarter were 29,175 ounces, 42% higher than the second quarter.

The mill achieved an average throughput of 959 tonnes per day, a 4% quarterly increase reflecting a higher mining rate at the Santoy mine. Gold recovery for the quarter remained consistent at 97.1%.

SSR Mining Inc.	PAGE 3

Puna Operations, Argentina (1)

		Q3 2018	Q2 2018	% Change (5)
Ore milled	kt	308	396	(22.2)%
Silver mill feed grade	g/t	96	110	(12.7)%
Zinc mill feed grade (2)%		1.25%	0.71%	76.1%
Silver recovery	%	69.9%	68.1%	2.6%
Zinc recovery (2)%		38.1%	31.5%	21.0%
Silver produced	koz	666	954	(30.2)%
Silver produced (attributable) (4)	koz	500	716	(30.2)%
Lead produced (3)	klbs	372	-	NA
Lead produced (attributable) (3) (4)	klbs	279	-	NA
Zinc produced (2)	klbs	3,241	1,521	113.1%
Zinc produced (attributable) (2) (4)	klbs	2,431	1,141	113.1%
Silver sold	koz	623	1,142	(45.4)%
Silver sold (attributable) (4)	koz	467	857	(45.5)%
Zinc sold (2)	klbs	383	-	NA
Zinc sold (attributable) (2) (4)	klbs	287	-	NA
Notes:

(1)	Figures are on 100% basis unless otherwise noted.

(2)	Data for zinc recovery, production and sales relate only to zinc in zinc concentrate.

(3)	Data for lead production relates only to lead in lead-silver concentrate.

(4)	Figures are on a 75% attributable basis.

(5)	Percent changes are calculated using rounded numbers presented in the table. “NA” indicates data not applicable due to no comparable data available in Q2 2018.

During the third quarter of 2018, Puna Operations produced 0.7 million ounces of silver and 3.2 million pounds of zinc, reflecting a shift to processing of stockpiles with higher zinc content. Silver sales were 0.6 million ounces for the quarter, marginally lower than production. We re-commenced zinc concentrate sales during the third quarter, selling 0.4 million pounds with a ramp-up in zinc sales anticipated through the fourth quarter.

Ore was milled at an average rate of 3,348 tonnes per day in the third quarter, 23% below the second quarter, due to planned major mill maintenance occurring in July and test processing of Chinchillas ore. Ore milled in the third quarter contained an average silver grade of 96 g/t, 13% lower than the 110 g/t average silver grade in the second quarter, consistent with processing of increasingly lower grade stockpiles. The average silver recovery in the third quarter was 70%, a 3% improvement compared to the previous quarter.

SSR Mining Inc.	PAGE 4

Pre-stripping activities at the Chinchillas site continued to advance during the quarter. Approximately 2.1 million tonnes of waste and 0.3 million tonnes of ore were mined, with ore grades reconciling well to the geological model. Approximately 73,000 tonnes of ore from the Chinchillas pit were delivered to the Pirquitas site, of which approximately 39,000 tonnes were processed in two separate test runs as part of the project execution. The tests successfully validated metallurgical performance of the ore and produced saleable lead-silver and zinc concentrates. Data related to pre-commercial processing of ore from the Chinchillas site is included in the table above.

SSR Mining Inc.	PAGE 5

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James Frost, PE, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Superintendent at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., a qualified person under NI 43-101 and General Manager at the Seabee Gold Operation. The scientific and technical data contained in this news release relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., a qualified person under NI 43-101 and our Director, Mine Planning.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995

SSR Mining Inc.	PAGE 6

(collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; timing of our exploration and development programs; the ramp up in zinc sales at Puna Operations anticipated through the fourth quarter of 2018; the successful testing of processed ore at Chinchillas; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to achieve our production guidance; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; reclamation and closure requirements for our mineral properties; potential labour unrest, including labour actions by our unionized employees at Puna Operations; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; certain transportation risks that could have a negative impact on our ability to operate; assessments by taxation authorities in multiple jurisdictions; recoverability of value added tax and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; fully realizing the value of our shareholdings in our marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency

SSR Mining Inc.	PAGE 7

of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; reputation loss resulting in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our projects; risks normally associated with the conduct of joint ventures; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; information systems security threats; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; other risks related to our common shares; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

SSR Mining Inc.	PAGE 8